

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 16, 2008

Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5

> **Re: Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **Response Letter Dated August 27, 2008**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 13. Long-Term Investments, page 36

(i)   Third-party sponsored Asset-backed commercial paper ("ABCP"), page 37

1.   We have reviewed your responses to prior comment numbers seven and eight. Please provide us with the disclosure you plan to provide in future filings.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3683 with any other questions.

                        Sincerely,

                        Jill S. Davis
                        Branch Chief